November 4, 2004

Edward D. Segal
Chief Executive Officer
Metron Technology N.V.
4425 Fortran Drive
San Jose, CA  95134

	Re:	Metron Technology N.V.
Revised Preliminary Schedule 14A filed November 1, 2004
	File No. 0-27860

Dear Mr. Segal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 2. Please include a statement in an appropriate place in the proxy statement that pro forma financial information has not been provided because it would not provide useful information or would otherwise be meaningful.

Cover Page
2. We reissue comment 4. Please revise to include the approximate date on which the proxy statement and form of proxy are first sent or given to security holders as required by Item 1(b) of Schedule 14A on the first page of the proxy statement as delivered to shareholders. We note that those disclosures currently appear after the letter to shareholders, the notice of annual meeting, and the table of contents.

Questions and Answers Related to Proposals 1, 2 and 3
3. We reissue comment 11. We note your response that additional disclosure has been added on page 7, but the question and answer referenced in our prior comment appears to have been deleted from the revised proxy statement. Please revise or advise.
4. We note your response to comment 12. Please include a statement that shareholders will be required to retain ownership of their shares until all liquidating distributions have been made in order to receive all distributions.

How is the proposed transaction with Applied Materials structured
....? - Page 7
5. Please revise this disclosure to clarify the method(s) that Metron intends to use to publicly announce the dates on which liquidating distributions will be payable. Please also disclose how far in advance of each distribution date the public announcement is expected to be made.

How will Metron`s options, warrants and convertible debentures...? -
Page 7
6. We note that neither your response to comment 13 nor your revised disclosure addresses the issues raised in that comment with respect to the potential cancellation of the outstanding warrants in exchange for cash payments. Please provide the previously requested disclosures or supplementally confirm to us, if true, that the outstanding warrants will not be cancelled in exchange for cash payments.
7. We note your disclosure on page 7 that Metron may seek to satisfy its obligations under the outstanding convertible debentures "on terms that the Managing Board believes would be advantageous or neutral, from a financial point of view, to Metron`s shareholders." Please revise to briefly describe the anticipated terms of any redemption, prepayment or similar transaction that would be viewed as being "advantageous or neutral" to Metron shareholders, particularly given that any such transaction would eliminate the risk to the debenture holders that the future liquidating distributions might be delayed or be in an aggregate amount that is less than currently estimated and consequently increase the potential impact of those risks on Metron shareholders. Please include similar disclosure on page 46.

Proposal 1

Background of the Asset Sale - Page 16
8. Please revise your disclosure to include in your filing the contents of the second and third sentences of your response to comment 17.

Opinion of Financial Advisor to Metron

Comparable Company Analysis - Page 26
9. As discussed during telephone conversations with counsel for Metron, we reissue comment 24. Please revise as previously requested.
10. Please revise the disclosure in the paragraph preceding the table at the bottom of page 26 to clearly show how the results in the last two columns have been calculated, including any adjustments that have been made to produce the results in the last column.
11. We note that the materials presented to the Metron boards on August 16, 2004 reflect that the comparable company multiple ranges are broader than those disclosed in this section. Please revise to disclose how and why Perseus selected the narrower comparable company ranges to be used in calculating the implied value of Metron.
12. We note that the materials presented to the Metron boards on August 16, 2004 also reflect that additional financial ratios and corresponding comparable company multiple ranges were calculated by Perseus that are not disclosed in this section. Please revise to disclose how and why Perseus selected the three disclosed financial ratios and corresponding multiples that were ultimately used in calculating the implied value of Metron.

Principal Provisions of the Stock and Asset Purchase Agreement

	Excluded Assets - Page 31
13. We note your response to comment 30. If true, please clarify in the fourth bullet point that the indemnity agreements relate to your officers and directors.

Proposal 2

General Description of the Dissolution and Liquidation of Metron -
Page 45
14. We note your response to comment 36. Please revise the disclosures that follow the estimated cost table on page 46 to present that information in a table for ease of investor understanding. In addition, please include a column that illustrates the terms of redemption or prepayment of the convertible debentures that must be obtained in order to result in an estimated distribution amount of $4.79 per share. Finally, please reconcile the proceeds available for distribution under each scenario. For example, we note that when you assume costs of $4.95 million, the proceeds available for distribution are $81.42 million, but when you assume higher costs of $6.35 million, the proceeds available for distribution increase to $82.97 million.

* * *

As appropriate, please revise your proxy statement in response to these comments. As required by Rule 14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to Dan Duchovny at (202) 942-2962, or to me at (202) 942-7924.


							Sincerely,



							David Ritenour
							Special Counsel


cc (via fax):	Jennifer DiNucci, Esq.  (650) 849-7400

Edward D. Segal
Metron Technology N.V.
November 4, 2004
Page 1